Exhibit 99.2

TASEKO MINES LIMITED

Management’s Discussion and Analysis

This management discussion and analysis (“MD&A”) is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board for the year ended December 31, 2017 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of February 20, 2018. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

CONTENTS

OVERVIEW	3

HIGHLIGHTS	3

REVIEW OF OPERATIONS	5

GIBRALTAR OUTLOOK	7

REVIEW OF PROJECTS	7

MARKET REVIEW	9

FINANCIAL PERFORMANCE	9

FINANCIAL CONDITION REVIEW	14

SELECTED ANNUAL INFORMATION	19

FOURTH QUARTER RESULTS	20

SUMMARY OF QUARTERLY RESULTS	26

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	26

CHANGE IN ACCOUNTING POLICIES	27

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING	27

FINANCIAL INSTRUMENTS	28

RELATED PARTY TRANSACTIONS	29

NON-GAAP PERFORMANCE MEASURES	31

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper mine located in central British Columbia. The Gibraltar Mine is one of the largest copper mines in North America. Taseko also owns the Florence copper, Aley niobium, Harmony gold and New Prosperity gold-copper projects.

HIGHLIGHTS

Financial Data	Year ended December 31,			Three Months Ended December 31,
(Cdn$ in thousands, except for per share amounts)	2017	2016	Change	2017	2016	Change
Revenues	378,299	263,865	114,434	95,408	94,628	780
Earnings from mining operations before depletion and amortization*	177,716	54,715	123,001	32,696	46,617	(13,921)
Earnings (loss) from mining operations	129,994	1,776	128,218	18,135	37,393	(19,258)
Net income (loss)	34,262	(31,396)	65,658	(7,600)	5,113	(12,713)
Per share - basic (“EPS”)	0.15	(0.14)	0.29	(0.03)	0.02	(0.05)
Adjusted net income (loss)*	41,420	(31,860)	73,280	(1,544)	16,404	(17,948)
Per share - basic (“adjusted EPS”)*	0.18	(0.14)	0.32	(0.01)	0.07	(0.08)
EBITDA*	163,757	39,520	124,237	22,350	32,312	(9,962)
Adjusted EBITDA*	161,749	41,628	120,121	28,639	44,477	(15,838)
Cash flows provided by operations	211,079	33,853	177,226	31,899	49,663	(17,764)

Operating Data (Gibraltar - 100% basis)	Year ended December 31,			Three Months Ended December 31,
	2017	2016	Change	2017	2016	Change
Tons mined (millions)	93.1	87.6	5.5	26.9	18.5	8.4
Tons milled (millions)	29.8	29.5	0.3	7.9	7.3	0.6
Production (million pounds Cu)	141.2	133.3	7.9	25.5	40.7	(15.2)
Sales (million pounds Cu)	143.7	131.1	12.6	32.0	40.4	(8.4)

*	Non-GAAP performance measure. See page 31 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

2017 Annual Highlights

•

Earnings from mining operations before depletion and amortization* was $177.7 million, a significant increase over the $54.7 million in 2016 due to higher copper and molybdenum production, lower costs and stronger metal prices;

•	The Company generated cash flows from operations of $211.1 million, up from $33.9 million in 2016;

•

Higher throughput and grades in 2017 resulted in strong copper and molybdenum production of 141.2 million pounds and 2.6 million pounds (100% basis), an increase of 6% and 178%, respectively, over 2016;

•	Net income for the year was $34.3 million, or $0.15 per share, and Adjusted net income* was $41.4 million, or $0.18 per share;

•	The cash balance at the end of 2017 was $80.2 million, slightly lower than the end of 2016 as the Company used $72 million of cash to complete a refinancing and reduce long-term debt in June 2017;

•	Site operating costs* were US$1.09 per pound produced, and Total operating costs (C1)* were US$1.43 per pound produced, reductions of 28% and 23%, respectively, over 2016 unit costs;

•	In March the Company completed a US$33 million streaming agreement with Osisko Gold Royalties Ltd. (“Osisko”) for Taseko’s 75% share of payable silver production from the Gibraltar Mine;

•	In April 2017, the Company announced that a new long-term agreement was ratified by its unionized employees at Gibraltar. The new agreement will be effective through May 31, 2021;

•

In June 2017, the Company completed an offering of US$250 million aggregate principal amount of 8.75% senior secured notes due 2022. The Company used the net proceeds of the offering and $72 million of its existing cash balance to fund the redemption of its US$200 million senior notes due 2019 and to repay its senior secured credit facility (due March 2019) and the related copper call option;

•

In July 2017, Gibraltar’s mining and milling operations were impacted by wildfires in the Cariboo region which limited our employees’ ability to travel to the mine site, due to restrictions on road access and evacuation orders in the region; and

•

In September 2017, the Company announced that it had received all necessary state and federal permits to build and operate the Florence Copper Production Test Facility (“PTF”) in Arizona, and the Company’s board of directors had approved the construction of the PTF at an estimated cost of US$25 million.

Fourth Quarter Highlights

•	Earnings from mining operations before depletion and amortization* was $32.7 million, compared to $46.6 million in the fourth quarter of 2016;

•	Cash flow from operations was $31.9 million, a decrease from the same period in 2016 due to lower production and sales volumes;

*	Non-GAAP performance measure. See page 31 of this MD&A

TASEKO MINES LIMITED

Management’s Discussion and Analysis

•

Copper and molybdenum production in the fourth quarter was 25.5 million pounds and 0.5 million pounds, respectively, a decrease from previous quarters as a result of the anticipated lower grade mine feed combined with the increased use of lower grade ore stockpiles, a consequence of the summer wildfires;

•

The increased use of stockpiled ore resulted in a non-cash inventory expense and additional depletion and amortization which reduced earnings from mining operations by $10.6 million in the fourth quarter of 2017;

•

Site operating costs, net of by-product credits* were US$1.69 per pound produced and Total operating costs (C1)* were US$2.11 per pound produced. Spending in the quarter remained at a similar level as previous quarter but unit costs were impacted by the lower grades and production; and

•	Total sales (100% basis) for the quarter were 32.0 million pounds of copper and 0.6 million pounds of molybdenum.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating Data (100% basis)	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	YE 2017	YE 2016
Tons mined (millions)	26.9	23.3	21.1	21.8	18.5	93.1	87.6
Tons milled (millions)	7.9	7.2	7.5	7.3	7.3	29.8	29.5
Strip ratio	4.9	4.1	2.8	2.4	1.1	3.4	1.5
Site operating cost per ton milled (CAD$) **	$7.68	$5.93	$7.67	$8.59	$9.13	$7.48	$9.47
Copper concentrate
Grade (%)	0.209	0.284	0.309	0.328	0.319	0.281	0.264
Recovery (%)	77.5	86.1	85.2	85.9	87.0	84.1	85.5
Production (million pounds Cu)	25.5	35.1	39.4	41.3	40.7	141.2	133.2
Sales (million pounds Cu)	32.0	30.2	40.7	40.8	40.4	143.7	131.1
Inventory (million pounds Cu)	2.7	9.3	4.6	5.9	5.6	2.7	5.6
Molybdenum concentrate
Production (thousand pounds Mo)	537	445	789	866	764	2,637	949
Sales (thousand pounds Mo)	589	403	794	859	798	2,645	903
Per unit data (US$ per pound)*
Site operating costs*	$1.86	$0.97	$1.08	$1.15	$1.23	$1.22	$1.58
By-product credits*	(0.17)	(0.09)	(0.11)	(0.15)	(0.11)	(0.13)	(0.06)

Site operating, net of by-product credits*	$1.69	$0.88	$0.97	$1.00	$1.12	$1.09	$1.52
Off-property costs	0.42	0.30	0.34	0.33	0.36	0.34	0.33

Total operating costs (C1)*	$2.11	$1.18	$1.31	$1.33	$1.48	$1.43	$1.85

*	Non-GAAP performance measure. See page 31 of this MD&A
**	Site operating cost per ton milled excludes capitalized stripping costs

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Full-year results

Gibraltar’s copper production in 2017 was 141.2 million pounds, a 6% increase over 2016 due to higher average head grades and increased mill throughput. Mining and milling operations in July and August were impacted by wildfires in the Cariboo region which limited our employees’ ability to travel to the mine site, resulting in reduced mine and mill production for periods of time as well as a complete mine shutdown for several days.

A total of 93.1 million tons were mined in the year at a strip ratio of 3.4 to 1. Waste stripping costs of $69.0 million (75% basis) were capitalized in 2017, an increase over the $9.2 million capitalized in 2016, as a new pushback in the Granite pit was initiated in the current year. Approximately 8.5 million tons of ore were drawn from ore stockpiles during the year.

Site operating costs per pound* for the year were US$1.22 per pound of copper produced, a 23% reduction from 2016, primarily due to the higher copper production and increased capitalization of stripping costs in 2017.

Molybdenum production for 2017 was approximately 2.6 million pounds, resulting in by-product credits per pound produced* of US $0.13, an increase from US$0.06 in the prior year.

Off property costs per pound produced* were US$0.34 per pound of copper produced, consistent with US$0.33 per pound produced in 2016. Long-term contracts for treatment and refining costs and ocean freight were completed in 2016.

Total operating costs (C1)* decreased to US$1.43 per pound for the year, compared to US$1.85 per pound in 2016.

Fourth quarter results

Fourth quarter copper production at Gibraltar was 25.5 million pounds, lower than the previous quarters in 2017 as a result of reduced head grades. Although a reduction in head grade was expected in the mine plan, head grade was further affected by reduced waste stripping in the third quarter as a result of the summer wildfires in the Cariboo region whereby more mill feed came from the stockpile than planned. Copper head grade at Gibraltar was 0.209% in the fourth quarter. The low head grades and some oxidation from stockpile also impacted copper recoveries which averaged 78% for the period.

A total of 26.9 million tons were mined during the quarter at a strip ratio of 4.9 to 1. Waste stripping costs of $17.5 million (75% basis) were capitalized in the quarter related to the new pushback in the Granite pit. Approximately 4.3 million tons of ore were drawn from the ore stockpile in the fourth quarter.

Site operating cost per ton milled* was $7.68 in the fourth quarter of 2017, which is higher than the third quarter primarily due to the decreased capitalization of stripping costs.

Site operating costs per pound produced* increased to US$1.86 in the fourth quarter of 2017 from US$0.97 in the third quarter of 2017. The increase is due to the lower copper production and lower capitalized stripping costs during the fourth quarter. A total of 0.6 million pounds of molybdenum were sold resulting in by-product credits per pound produced* of US$0.17 in the fourth quarter.

Off-property costs per pound produced* were US$0.42 for the fourth quarter of 2017 compared to the prior quarter off-property costs of US$0.30. The increase is due to the higher sales volumes, as treatment and refining and ocean freight costs are recognized at the time of sale.

Total operating costs (C1) per pound* increased to US$2.11, a 79% increase from the third quarter of 2017.

*	Non-GAAP performance measure. See page 31 of this MD&A

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Health and Safety Milestones

Health and safety have always been a high-level commitment for Taseko, Gibraltar, and Florence management. Taseko is committed to operational practices that result in improved efficiencies, safety performance and occupational health. Nothing is more important to the Company than the safety, health and well-being of our workers and their families.

Gibraltar’s 2017 loss time frequency was 0.59 per one million man hours worked, below the British Columbia mining industry average of 1.06.

In February 2017, the Province of British Columbia Ministry of Energy and Mines awarded Gibraltar with the 2016 John Ash award at the 55th Annual Mine Safety Awards held in Victoria, BC, for the third year in a row. This prestigious award goes to the mining operation in British Columbia that has worked at least one million hours during the year with the lowest injury-frequency rate.

As site activities ramp up at the Florence PTF we are pleased to report that there were no lost time accidents in 2017.

GIBRALTAR OUTLOOK

During the summer wildfires, the Gibraltar Mine maintained production with reduced operations personnel for a lengthy period and also had a complete shutdown for several days in July. This had an immediate impact on mine production but, more importantly, impacted mine plan sequencing which has continued to affect copper production into the first quarter of 2018. Taking this into account, head grades and copper production in the first quarter of 2018 will be similar to the fourth quarter of 2017. Looking beyond the first quarter, with the higher stripping rates and the transition into the new ore zone completed, copper grade will increase and we expect the average copper grade for 2018 to be in line with Gibraltar’s life of mine average grade.

Copper markets have shown continued strength in early 2018 with prices rising to US$3.19 per pound as of February 20, 2018. Molybdenum prices have also continued to strengthen in the first quarter of 2018, increasing to US$12.33 per pound as of February 20, 2018, which is 40% higher than the average molybdenum price in the fourth quarter of 2017. The Company continues to review engineering plans for a potential mill expansion at Gibraltar.

The Company is pursuing an insurance claim related to the Cariboo region wildfires in July 2017. The amount of the claim cannot be determined at this time, but could be in the range of $3 to $10 million.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our project focus is currently on the development of the Florence Copper Project where we incurred expenditures of $15.2 million in 2017 (2016 - $5.0 million). We also spent $1.7 million on the Aley Niobium project in 2017 (2016—$0.8 million) and $1.7 million on the New Prosperity project (2016 - $1.7 million). Taseko will continue to take a prudent approach to spending on development projects.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Florence Copper Project

In January 2017, the Company announced that completed technical work on the Florence property has resulted in a significant improvement in project economics. The NI 43-101 technical report documenting these results was filed on www.sedar.com on February 28, 2017.

Florence Copper Technical Report Highlights:

•	Pre-tax net present value of US$920 million at a 7.5% discount rate;

•	Post-tax net present value of US$680 million** at a 7.5% discount rate;

•	Pre-tax internal rate of return of 44% with a 2.3 year payback;

•	Operating costs of US$1.10 per pound LME grade cathode copper;

•	Total life of mine production in excess of 1.7 billion pounds of copper;

•	Average annual production of 81 million pounds of copper for the life of mine;

•	21 year mine life;

•	Total pre-production capital cost of US$200 million; and

•	Long-term copper price of US$3.00 per pound.

**	The Company expects that the reduced US corporate income tax rates, announced in December 2017, will have a significant positive impact on the project’s post-tax net present value.

In September 2017, the Company announced that it has now received all necessary state and federal permits to build and operate the Production Test Facility (“PTF”) and is moving forward with construction of the PTF at an estimated cost of US$25 million. PTF construction expenditures in the fourth quarter of 2017 were $5.3 million.

The PTF will include a well field comprised of thirteen commercial scale production wells, numerous monitoring, observation and point of compliance wells, and an integrated SX/EW plant. The PTF is expected to be operational in the latter half of 2018.

Aley Niobium Project

In 2014, the Company filed an NI43-101 technical report for the Aley Niobium Project. Further engineering and metallurgical testwork has been completed since then which is expected to result in improved project economics. Environmental monitoring on the project continues and a number of product marketing initiatives are underway.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

MARKET REVIEW

Copper                                                                    Molybdenum                                                           Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

Global economic uncertainty has led to significant copper price volatility over short periods of time. The U.S. trade policies, Chinese economic demand, copper supply disruptions, and interest rate expectations have all contributed to the recent price volatility.

Copper prices have been on an upward trend over the last year, with prices increasing by approximately 30% during 2017. The average price of London Metals Exchange (“LME”) copper was US$3.09 per pound in the fourth quarter of 2017, which was 7% higher than the third quarter of 2017 and about 29% higher than the fourth quarter of 2016. Management believes that the market will continue to benefit from improving global copper demand and tight mine supply going forward.

The Company’s sales agreement specifies molybdenum pricing based on the published Platts Metals reports. The average published molybdenum price was US$8.80 per pound in the fourth quarter of 2017, which was 8% higher than the third quarter of 2017. Molybdenum prices have continued to strengthen in the first quarter of 2018, increasing to US$12.33 per pound as of February 20, 2018.

Approximately 80% of the Gibraltar Mine’s costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company’s operating results and unit production costs, which are reported in US dollars. The Canadian dollar strengthened by approximately 7% during 2017.

FINANCIAL PERFORMANCE

Earnings

The Company’s net income was $34.3 million ($0.15 earnings per share) for the year ended December 31, 2017, compared to a net loss of $31.4 million ($0.14 loss per share) for 2016. The increase in net income was primarily due to higher copper prices, higher production and sales volumes, and lower production costs at the Gibraltar Mine.

Earnings from mining operations before depletion and amortization* was $177.7 million for the year ended December 31, 2017, compared to earnings of $54.7 million for 2016. The increase in earnings from mining operations before depletion and amortization was a result of higher copper and molybdenum revenues and lower production costs.

Included in net earnings (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

TASEKO MINES LIMITED

Management’s Discussion and Analysis

	Year ended December 31,
(Cdn$ in thousands)	2017	2016	Change
Net income (loss)	34,262	(31,396)	65,658

Unrealized foreign exchange gain	(17,684)	(7,785)	(9,899)
Write-down of mine equipment	3,551	—	3,551
Write-down of investment	3,850	—	3,850
Unrealized loss on copper put options	1,970	1,044	926
Loss on settlement of long-term debt	13,102	—	13,102
Loss on copper call option	6,305	3,360	2,945
Other non-recurring expenses	—	5,489	(5,489)
Estimated tax effect of adjustments	(3,936)	(2,572)	(1,364)

Adjusted net income (loss) *	41,420	(31,860)	73,280

*	Non-GAAP performance measure. See page 31 of this MD&A

For the year ended December 31, 2017, the Canadian dollar strengthened in comparison to the same period in 2016 resulting in an unrealized foreign exchange gain of $17.7 million. The unrealized foreign exchange gains were primarily driven by the translation of the Company’s US dollar denominated debt.

A write-down of mine equipment of $3.6 million was recorded in the third quarter of 2017 to adjust the carrying value of certain Gibraltar mine equipment to its estimated recoverable value. This mine equipment was replaced by equipment acquired under capital leases during the third quarter.

In the fourth quarter of 2017, the Company assessed the value of its investment in subscription receipts of a private mineral exploration and development company and recorded a write-down of the investment to its estimated fair value. A loss of $3.9 million was recorded in the statement of income during the fourth quarter of 2017.

The loss on settlement of long-term debt of $13.1 million in 2017 relates to the write-off of deferred financing costs and additional interest costs paid in lieu of notice upon the settlement of the senior notes and the senior secured credit facility in June 2017. Also the Company settled the copper call option obligation with a payment of $15.7 million to the senior secured credit facility lender. The loss on the copper call option for the year ended December 31, 2017 was $6.3 million.

The other non-recurring expenses in 2016 relates to special shareholder meeting costs and other non-recurring financing costs. For the year ended December 31, 2016, the Company incurred total costs of $4.9 million on legal and other advisory costs associated with a special shareholder meeting, a proxy contest and related litigation, and $0.6 million on other non-recurring financing costs.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Revenues

	Year ended December 31,
(Cdn$ in thousands)	2017	2016	Change
Copper contained in concentrate	387,356	283,401	103,955
Molybdenum concentrate	21,807	5,900	15,907
Silver	2,132	3,988	(1,856)

Total gross revenue	411,295	293,289	118,006
Less: treatment and refining costs	(32,996)	(29,424)	(3,572)

Revenue	378,299	263,865	114,434

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate*	103,871	94,734	9,137
Average realized copper price (US$ per pound)	2.88	2.26	0.62
Average LME copper price (US$ per pound)	2.80	2.21	0.59
Average exchange rate (US$/CAD)	1.30	1.32	(0.02)

*	This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the year ended December 31, 2017 increased by $104.0 million, compared to the same period in 2016, primarily due to an increase in copper sales volumes and higher realized copper prices.

During the year ended December 31, 2017, copper revenues include $7.3 million of favorable adjustments to provisionally priced copper concentrate. The provisional pricing adjustments contribute US$0.05 per pound, respectively, to the average realized copper price for the year ended December 31, 2017.

Molybdenum revenues for the year ended December 31, 2017 increased by $15.9 million, compared to the same period in 2016, as the molybdenum circuit did not operate in the prior year until its restart in September 2016.

Cost of sales

	Year ended December 31,
(Cdn$ in thousands)	2017	2016	Change
Site operating costs	167,338	209,381	(42,043)
Transportation costs	19,281	16,507	2,774
Changes in inventories of finished goods and ore stockpile	13,964	(16,738)	30,702

Production costs	200,583	209,150	(8,567)
Depletion and amortization	47,722	52,939	(5,217)

Cost of sales	248,305	262,089	(13,784)

Site operating costs per ton milled*	$7.48	$9.47	$(1.99)

*	Non-GAAP performance measure. See page 31 of this MD&A

Site operating costs for the year ended December 31, 2017 decreased by 20%, from the same period in 2016. The reduction in site operating costs was primarily due to the increased allocation of costs to capitalized stripping as a result of waste stripping in a new section of the Granite pit, in accordance with the mine plan. For the year ended December 31, 2017, $69.0 million was allocated to capitalized stripping, compared to $9.2 million in 2016.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The change in inventories primarily relates to changes in ore stockpile tonnage. Approximately 8.5 million tons of ore were drawn from ore stockpiles during 2017.

Depletion and amortization for year ended December 31, 2017 decreased by 10% compared to the same period in 2016, primarily due to the decreased amortization of capitalized stripping costs in the period.

Other operating (income) expenses

	Year ended December 31,
(Cdn$ in thousands)	2017	2016	Change
General and administrative	12,775	11,299	1,476
Share-based compensation	6,983	3,619	3,364
Exploration and evaluation	1,730	2,087	(357)
Realized loss on copper put options	1,807	1,956	(149)
Unrealized loss on copper put options	1,970	1,044	926
Loss on copper call option	6,305	3,360	2,945
Other (income) expenses:
Write-down of mine equipment	3,551	—	3,551
Write-down of investment	3,850	—	3,850
Special shareholder meeting costs	—	4,894	(4,894)
Other financing costs	—	616	(616)
Other income, net	(1,060)	(1,438)	378

	37,911	27,437	10,474

General and administrative costs have increased for the year ended December 31, 2017 compared to the same period in 2016 due to a $0.5 million donation to a local hospital, additional legal costs related to the silver stream transaction and base shelf prospectus, and because a portion of executive compensation in 2016 was issued in the form of PSU’s and classified as share-based compensation expense.

Share-based compensation expense increased in 2017, primarily due to valuation adjustments for deferred share units in the current year resulting from an increase in the Company’s share price. More information is set out in Note 22 of the December 31, 2017 consolidated financial statements.

Exploration and evaluation costs for the year ended December, 2017, represent costs associated with the New Prosperity project.

During the year ended December 31, 2017, the Company incurred a realized loss of $1.8 million from copper put options, which relates to copper put options that settled out-of-the-money.

In June 2017, the Company settled the copper call option obligation with a payment of $15.7 million to the senior secured credit facility lender. The loss on the copper call option for the year ended December 31, 2017 was $6.3 million.

A write-down of mine equipment of $3.6 million was recorded in 2017 to adjust the carrying value of certain Gibraltar Mine equipment to its estimated recoverable value. This mine equipment was replaced by equipment acquired under capital leases during the third quarter of 2017.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

In the fourth quarter of 2017, the Company assessed the value of its investment in subscription receipts of a private mineral exploration and development company and recorded a $3.9 million write-down to record the investment at its estimated fair value.

During the year ended December 31, 2016, the Company incurred total costs of $4.9 million on legal and other advisory costs associated with a special shareholder meeting, a proxy contest and related litigation, and $0.6 million on other non-recurring financing costs.

Finance expenses

	Year ended December 31,
(Cdn$ in thousands)	2017	2016	Change
Interest expense	30,965	27,649	3,316
Accretion of PER	2,363	2,358	5
Loss on settlement of long-term debt	13,102	—	13,102

	46,430	30,007	16,423

Interest expense for the year ended December 31, 2017 increased by $3.3 million, compared to the same period in 2016. The Company’s total interest costs are lower in the year ended December 31, 2017 due to reduced long-term debt as a result of the June 2017 refinancing. However, interest expense on the statement of income is higher in 2017 as the Company stopped capitalizing interest after the debt refinancing in June 2017.

As part of the June 2017 refinancing, the Company redeemed its US$200 million senior notes and repaid its senior secured credit facility. The settlement of long-term debt resulted in a loss of $13.1 million, which includes a write-off of $9.2 million of deferred financing costs relating to the settled debt and additional interest costs of $3.9 million which were paid in lieu of notice to the note holders and the senior secured lender.

Income tax

	Year ended December 31,
(Cdn$ in thousands)	2017	2016	Change
Current income tax expense	1,801	836	965
Deferred income tax (recovery)	27,377	(15,549)	42,926

	29,178	(14,713)	43,891

Effective tax rate	46.0%	31.9%	14.1%

Canadian statutory rate	26.0%	26.0%	—

B.C. Mineral tax rate	9.6%	9.6%	—

The current tax expense recorded is the estimated B.C. Mineral taxes based on production at the Gibraltar Mine for the year.

The effective tax rate for the year 2017 was 46.0%, which is higher than the statutory rate of 35.6%. The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for B.C. Mineral tax.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at December 31,
(Cdn$ in thousands)	2017	2016	Change
Cash and equivalents	80,231	89,030	(8,799)
Other current assets	65,505	76,297	(10,792)
Property, plant and equipment	797,265	730,208	67,057
Other assets	45,709	53,904	(8,195)

Total assets	988,710	949,439	39,271

Current liabilities	50,139	38,641	11,498
Debt:
Senior secured notes	302,085	—	302,085
Senior notes	—	266,435	(266,435)
Senior secured credit facility	—	91,483	(91,483)
Capital leases and secured equipment loans	27,133	31,372	(4,239)
Deferred revenue	39,640	—	39,640
Other liabilities	202,633	182,569	20,064

Total liabilities	621,630	610,500	11,130

Equity	367,080	338,939	28,141

Net debt (debt minus cash and equivalents)	248,987	300,260	(51,273)
Total common shares outstanding (millions)	227.0	221.9	5.1

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets include accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total long-term debt decreased by $60.1 million for the year ended December 31, 2017, due primarily to the refinancing transaction completed in the second quarter of 2017 and foreign exchange gains on the Company’s US dollar denominated debt. In June 2017, the Company used the proceeds of a US$250 million senior secured note offering along with a portion of its cash on hand, to repay the US$200 million senior notes (due March 2019) and the senior secured credit facility. The Company’s net debt has decreased by $51.3 million for the year ended December 31, 2017 primarily due to cash flow generated from mining operations during 2017, including cash proceeds from the sale of a silver stream to Osisko Gold Royalties Ltd. (“Osisko”).

Deferred revenue relates to the US$33 million advance payment received in March 2017 from Osisko for the sale of future silver production from the Gibraltar Mine.

Other liabilities increased by $20.1 million mainly due to the increase in deferred tax liabilities and the provision for environmental rehabilitation (“PER”). Other financial liabilities decreased due to the settlement of the copper call option obligation and the reclassification of the amount payable to BC Hydro to current liabilities.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The increase in the PER is driven by an increase in estimated costs and a reduction in the discount rates. At December 31, 2017, the Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates was 2.26% compared to 2.31% at December 31, 2016. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision is very sensitive to changes in discount rates.

As at February 20, 2018, there were 227,069,734 common shares outstanding. In addition, there were 10,905,900 stock options and 3,000,000 warrants outstanding at February 20, 2018. More information on these instruments and the terms of their exercise is set out in Notes 18 and 22 of the December 31, 2017 consolidated financial statements.

Liquidity, cash flow and capital resources

During the year ended December 31, 2017 the Company generated $109 million of positive cash flow from operating and investing activities, which is a result of strong operating results at the Gibraltar Mine and includes $44 million of cash proceeds from the sale of a silver stream to Osisko. A portion of this cash flow was used to reduce long-term debt and other financial liabilities, as part of a refinancing completed on June 14, 2017. The Company used $72 million of cash on hand along with the net proceeds from an offering of US$250 million senior secured notes due 2022 to redeem its US$200 million senior notes due 2019, to repay its senior secured credit facility (due March 2019) and to settle the related copper call option.

Long-term debt and other financial liabilities have decreased by $76 million during the year ended December 31, 2017 and the Company has extended the maturity date of the long-term debt from 2019 to 2022.

At December 31, 2017, the Company had cash and equivalents of $80 million (December 31, 2016—$89 million) and continues to maintain a strategy of retaining a significant cash balance to reflect the volatile and capital intensive nature of the copper mining business.

Cash flow provided by operations during the year ended December 31, 2017 was $211.1 million compared to a $33.9 million for the same period in 2016. Cash used for investing activities during the year ended December 31, 2017 was $101.8 million compared to cash outflow of $19.1 million for the same period in 2016. Investing activities in 2017 included $69 million for capitalized stripping costs, $10.7 million incurred on other capital expenditures for Gibraltar, $16.9 million in development costs for the Florence and Aley projects, and $4 million for the purchase of copper put options.

Cash used for financing activities during the year ended December 31, 2017 includes $356.6 million for repayment of the senior notes and the senior secured credit facility, $15.7 million to settle the copper call option, $17.1 million of payments for capital leases and equipment loans, and $44 million of interest payments, partially offset by the $317.6 million net proceeds from issuance of senior secured notes and proceeds of $2.9 million from the exercise of stock options.

Liquidity outlook

The Company has a pipeline of development stage projects, including the Florence Copper Project and Aley Niobium Project, and additional funding will be required to advance these projects to production. To address these project funding requirements, the Company may seek to raise additional capital through debt or equity financings or asset sales (including royalties, sales of project interests, or joint ventures). The senior secured notes (issued in June 2017) allow for up to US$100 million of first lien secured debt to be issued, subject to the terms of the note indenture. The Company may also redeem or repurchase senior secured notes on the market. From time to time, the Company evaluates these alternatives, based on a number of factors including the prevailing market prices of the senior notes, metal prices, our liquidity requirements, covenant restrictions and other factors, in order to determine the optimal mix of capital resources to address capital requirements, minimize the Company’s cost of capital, and maximize shareholder value.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in development projects, debt obligations, and other uses of capital. To partially mitigate commodity price risks, copper put options are entered into for a portion of Gibraltar copper production (see section below “Hedging Strategy”).

Purchase and sale agreement with Osisko

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko, whereby the Company received an upfront cash deposit payment of US$33 million from the sale of silver equivalent for its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an amount equivalent to Taseko’s share of all future payable silver production from Gibraltar will be delivered to Osisko. In addition to the initial deposit, the Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully reduced through silver deliveries at current market prices at time of the deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar Joint Venture.

In connection with the silver stream transaction, the Company issued share purchase warrants to Osisko to acquire 3 million common shares of the Company at any time until April 1, 2020 at an exercise price of $2.74 per share.

Senior secured notes

In June 2017, the Company completed an offering of US$250 million aggregate principal amount of senior secured notes (“the Notes”). The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.75%, payable semi-annually on June 15 and December 15, commencing on December 15, 2017. The Notes were issued at 99% of par value and the Company incurred other transaction costs of $9.2 million resulting in net proceeds from the offering of $317.6 million (US$240.5 million). The net proceeds were used, along with cash on hand, to redeem the senior notes and to repay the senior secured credit facility and to settle the related copper call option.

The Notes are secured by liens on the shares of Taseko’s wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary’s rights under the joint venture agreement relating to the Gibraltar Mine. The Notes are guaranteed by each of Taseko’s existing and future restricted subsidiaries, other than certain immaterial subsidiaries. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company’s financial performance.

The Company may redeem some or all of the Notes at any time on or after June 15, 2019, at redemption prices ranging from 104.375% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to June 15, 2019, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. In addition, until June 15, 2019, the Company may redeem up to 35% of the aggregate principal amount of the Notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 108.750%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Senior notes

In April 2011, the Company completed a public offering of US$200 million in senior unsecured notes. On June 14, 2017, the senior unsecured notes were redeemed at 100% of par value plus accrued interest to the redemption date for a total cost of $269.2 million (US$203.8 million).

The unsecured notes were scheduled to mature on April 15, 2019 and were bearing interest at a fixed annual rate of 7.75%, payable semi-annually. The notes were unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees were, in turn, guaranteed by the Company. The notes were redeemable by the Company at par value after April 2017.

Senior secured credit facility

On January 29, 2016, the Company entered into a US$70 million senior secured credit facility (the “Facility”) with EXP T1 Ltd., an affiliate of Red Kite. Amounts drawn under the Facility accrued interest on a monthly basis at a rate of three-month LIBOR plus 7.5% per annum, subject to a minimum LIBOR of 1% per annum. The loan principal and all accrued interest was payable upon maturity of the Facility on March 29, 2019. The Facility was repayable at any time without penalty and did not impose any off-take obligations on the Company.

The Facility was secured by a first priority charge over substantially all assets of the Company, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper project assets. The availability of the Facility was subject to conditions and covenants, including maintenance of a minimum working capital balance (as defined in the Facility) of US$20 million.

On June 14, 2017, the Facility plus all accrued interest was fully repaid for $104.9 million (US$79.4 million).

Upon entering into the Facility in January 2016, the Company issued a call option to the lender for 7,500 tonnes of copper with a strike price of US$2.04 per pound. The call option was to mature in March 2019 with an amount then payable to the lender based on the average copper price during the month of March 2019, subject to a maximum amount of US$15 million. On June 14, 2017 the Company settled the copper call option obligation with a payment to the lender of $15.7 million (US$11.9 million), based on the cancellation pay-out amount defined in the Facility agreement.

Upon entering into the Facility, the Company also issued share purchase warrants to acquire 4 million common shares of the Company at any time until May 9, 2019 at an exercise price of $0.51 per share. These warrants were exercised by the lender in February and March 2017 for proceeds of $2.0 million to the Company.

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. The Company’s hedging strategy is designed to mitigate short-term declines in copper price.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. During the year ended December 31, 2017, the Company spent $4 million to purchase copper put options. The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At February 20, 2018
Copper put options	10 million lbs	US$2.70/lb	Q1 2018	$0.9 million
Copper put options	15 million lbs	US$2.80/lb	Q2 2018	$1.0 million

Commitments and contingencies

	Payments due
($ in thousands)	2018	2019	2020	2021	2022	Thereafter	Total
Debt [1]:
Repayment of principal	11,270	7,729	3,866	2,526	315,367	—	340,758
Interest	28,472	27,984	27,687	27,570	4,982	—	116,695
PER [2]	—	—	—	—	—	107,874	107,874
Operating leases	2,348	1,253	857	96		—	4,554
Capital expenditures [3]	3,283	—	—	—	—	—	3,283
Other expenditures [4]	7,567	1,110	594	312	234	—	9,817

[1]	As at December 31, 2017, debt is comprised of senior secured notes, capital leases and secured equipment loans.
[2]

Provision for environmental rehabilitation amounts presented in the table represents the expected cost of environmental rehabilitation for Gibraltar Mine without considering the effect of discount or inflation rates.

[3]	Capital expenditure commitments include only those items where the Company has entered into binding commitments.
[4]	Other expenditure commitments include the purchase of goods and services and exploration activities.

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $9.0 million as at December 31, 2017.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

SELECTED ANNUAL INFORMATION

	For years ended December 31,
(Cdn$ in thousands, except per share amounts)	2017	2016	2015
Revenues	378,299	263,865	289,298
Net income (loss)	34,262	(31,396)	(62,352)
Per share – basic	0.15	(0.14)	(0.28)
Per share – diluted	0.15	(0.14)	(0.28)

	As at December 31,
	2017	2016	2015
Total assets	988,710	949,439	974,209
Total long-term financial liabilities	323,662	395,046	305,845

TASEKO MINES LIMITED

Management’s Discussion and Analysis

FOURTH QUARTER RESULTS

Consolidated Statements of Comprehensive Income (Loss)	Three months ended December 31,
(Cdn$ in thousands, except per share amounts)	2017	2016
Revenues	95,408	94,628
Cost of sales
Production costs	(62,712)	(48,011)
Depletion and amortization	(14,561)	(9,224)

Earnings from mining operations	18,135	37,393
General and administrative	(2,834)	(2,101)
Share-based compensation	(1,310)	(1,377)
Exploration and evaluation	(321)	(359)
Loss on derivatives	(1,616)	(4,333)
Other income (expenses)	(3,541)	404

	8,513	29,627
Finance expenses	(8,692)	(8,028)
Finance income (loss)	(269)	297
Foreign exchange loss	(2,045)	(7,922)

Income (loss) before income taxes	(2,493)	13,974
Income tax expense	(5,107)	(8,861)

Net income (loss) for the period	(7,600)	5,113

Other comprehensive income (loss):
Unrealized loss on available-for-sale financial assets	(3,517)	(395)
Foreign currency translation reserve	547	2,526

Total other comprehensive income (loss) for the period	(2,970)	2,131

Total comprehensive income (loss) for the period	(10,570)	7,244

Earnings (loss) per share
Basic	(0.03)	0.02
Diluted	(0.03)	0.02
Weighted-average shares outstanding (thousands)
Basic	226,827	221,846
Diluted	226,827	227,032

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Consolidated Statements of Cash Flows	Three months ended December 31,
(Cdn$ in thousands)	2017	2016
Operating activities
Net income (loss) for the period	(7,600)	5,113
Adjustments for:
Depletion and amortization	14,561	9,225
Income tax expense	5,107	8,861
Share-based compensation expense	1,321	1,382
Loss on derivatives	1,616	4,333
Finance expenses, net	8,961	7,731
Unrealized foreign exchange loss	1,541	8,802
Amortization of deferred revenue	(296)	—
Deferred electricity payments (repayments)	(3,463)	2,433
Other operating activities	2,943	(361)
Net change in non-cash working capital	7,208	2,144

Cash provided by operating activities	31,899	49,663
Investing activities
Purchase of property, plant and equipment	(28,340)	(8,416)
Purchase of copper put options	(992)	(1,025)
Proceeds from the sale/settlement of copper put options	—	425
Other investing activities	249	(330)

Cash used for investing activities	(29,083)	(9,346)
Financing activities
Repayment of capital leases and equipment loans	(4,379)	(4,510)
Interest paid	(14,563)	(10,804)
Common shares issued on exercise of stock options	411	12

Cash used for financing activities	(18,531)	(15,302)
Effect of exchange rate changes on cash and equivalents	277	(102)

Increase (decrease) in cash and equivalents	(15,438)	24,913
Cash and equivalents, beginning of period	95,669	64,117

Cash and equivalents, end of period	80,231	89,030

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Earnings

The Company’s net loss was $7.6 million ($0.03 loss per share) for the three months ended December 31, 2017, compared to a net income of $5.1 million ($0.02 earnings per share) for the same period in 2016. The decrease in net income was primarily due to lower earnings from mining operations and a write-down of an investment.

Earnings from mining operations before depletion and amortization* was $32.7 million for the three months ended December 31, 2017, compared to earnings of $46.6 million for the same period in 2016. The decrease in earnings from mining operations before depletion and amortization was a result of the lower operating margins in the fourth quarter of 2017. The lower operating margin in the fourth quarter of 2017 was a result of lower copper sales volumes and higher unit operating costs, however this was partially offset by higher realized copper prices.

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

	Three months ended December 31,
(Cdn$ in thousands)	2017	2016	Change
Net income (loss)	(7,600)	5,113	(12,713)
Unrealized foreign exchange loss	1,541	8,802	(7,261)
Unrealized loss on copper put options	898	477	421
Loss on copper call option	—	2,886	(2,886)
Write-down of investment	3,850	—	3,850
Estimated tax effect of adjustments	(233)	(874)	641

Adjusted net income (loss)*	(1,544)	16,404	(17,948)

*	Non-GAAP performance measure. See page 31 on this MD&A

In the three months ended December 31, 2017, the Canadian dollar weakened resulting in unrealized foreign exchange loss of $1.5 million. The unrealized foreign exchange loss was primarily driven by the translation of the Company’s US dollar denominated debt.

In the fourth quarter of 2017, the Company assessed the value of its investment in subscription receipts of a private mineral exploration and development company and recorded a $3.9 million write-down to record the investment at its estimated fair value.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Revenues

	Three months ended December 31,
(Cdn$ in thousands)	2017	2016	Change
Copper in concentrate	97,094	99,375	(2,281)
Molybdenum concentrate	5,041	5,189	(148)
Silver contained in copper concentrate	470	1,018	(548)

Total gross revenue	102,605	105,582	(2,977)
Less: treatment and refining costs	(7,197)	(10,954)	3,757

Revenue	95,408	94,628	780

(thousands of pounds, unless otherwise noted)
Copper in concentrate*	23,134	29,225	(6,091)
Average realized copper price (US$ per pound)	3.30	2.54	0.76
Average LME copper price (US$ per pound)	3.09	2.39	0.70
Average exchange rate (US$ per pound)	1.27	1.33	(0.06)

*	This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the three months ended December 31, 2017 decreased by $2.3 million, compared to the same period in 2016, primarily due to a decrease in copper sales volumes, partially offset by higher realized copper prices.

During the three months ended December 31, 2017, revenues include $6.7 million of favorable adjustments to provisionally priced copper concentrate. The provisional pricing adjustments contribute US$0.23 per pound, respectively, to the average realized copper price for the three months ended December 31, 2017.

Molybdenum revenues for the three months ended December 31, 2017 was $5.0 million and comparable to the same period in 2016. The molybdenum circuit restarted in September 2016.

Cost of sales

	Three months ended December 31,
(Cdn$ in thousands)	2017	2016	Change
Site operating costs	45,240	50,235	(4,995)
Transportation costs	4,074	5,358	(1,284)
Changes in inventories of finished goods	5,392	3,679	1,713
Changes in inventories of ore stockpiles	8,006	(11,261)	19,267

Production costs	62,712	48,011	14,701
Depletion and amortization	14,561	9,224	5,337

Cost of sales	77,273	57,235	20,038

Site operating costs per ton milled*	$7.68	$9.13	$(1.45)

*	Non-GAAP performance measure. See page 31 on this MD&A

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Site operating costs for the three months ended December 31, 2017 decreased by 10%, from the same period in 2016. The reduction in site operating costs was primarily due to the increased allocation of costs to capitalized stripping as a result of waste stripping in a new section of the Granite pit, in accordance with the mine plan. For the three months ended December 31, 2017, $17.5 million was allocated to capitalized stripping, compared to $6.3 million for the same period in 2016.

Cost of sales was also impacted by changes in ore stockpile inventories. In the three months ended December 31, 2017, the ore stockpiles were drawn down by 4.1 million tons resulting in a reduction in inventories (increase in cost of sales) of $8.0 million. In the fourth quarter of 2016, the ore stockpile inventory increased by $11.3 million (reduction in cost of sales) due to an increase in the stockpiled tonnage and the reversal of a write-down of $4.3 million.

Depletion and amortization for three months ended December 31, 2017 increased by $5.3 million over the same period in 2016, and the difference is primarily due to changes in ore stockpile inventory. In the fourth quarter of 2017 the reduction in stockpile inventory resulted in additional depletion and amortization expense of $2.6 million.

Other operating (income) expenses

	Three months ended December 31,
(Cdn$ in thousands)	2017	2016	Change
General and administrative	2,834	2,101	733
Share-based compensation	1,310	1,377	(67)
Exploration and evaluation	321	359	(38)
Realized loss on copper put options	718	970	(252)
Unrealized loss on derivative instruments	898	3,363	(2,465)
Other income (expense):
Write-down of investment	3,850	—	3,850
Other income, net	(309)	(404)	95

	9,622	7,766	1,856

General and administrative costs have increased for the three months ended December 31, 2017 compared to the same period in 2016 due to an increase in costs related to legal, travel, and salaries.

Share-based compensation expense for the three months ended December 31, 2017 was comparable to the same period in 2016. More information is set out in Note 22 of the December 31, 2017 consolidated financial statements.

Exploration and evaluation costs for the three months ended December, 2017, represent costs associated with the New Prosperity project.

During the fourth quarter of 2017, the Company incurred a realized loss of $0.7 million from copper put options, which relates to copper put options that settled out-of-the-money.

In the fourth quarter of 2017, the Company assessed the value of its investment in subscription receipts of a private mineral exploration and development company and recorded a $3.9 million write-down to record the investment at its estimated fair value.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Finance expenses

	Three months ended December 31,
(Cdn$ in thousands)	2017	2016	Change
Interest expense	8,033	7,483	550
Accretion of PER	659	545	114

	8,692	8,028	664

Interest expense for the three months ended December 31, 2017 increased by $0.6 million, compared to the same periods in 2016. The Company’s total interest costs are lower in the three months ended December 31, 2017 due to reduced long-term debt as a result of the June 2017 refinancing. However, interest expense is higher in the fourth quarter of 2017 because no interest was capitalized this quarter, whereas $1.3 million of interest was capitalized in the fourth quarter of 2016.

Income tax

	Three months ended December 31,
(Cdn$ in thousands)	2017	2016	Change
Current income tax expense	405	836	(431)
Deferred income tax expense	4,702	8,025	(3,323)

	5,107	8,861	(3,754)

Effective tax rate	204.9%	63.4%	141.5%

Canadian statutory rate	26%	26%	—

B.C. Mineral tax rate	9.6%	9.6%	—

The income tax expense for the fourth quarter of 2017 decreased from the same quarter in 2016 due to lower earnings, amongst other factors. The current tax expense was due to the BC mineral taxes payable estimate. For deferred income tax, the expense was driven by a reversal of temporary differences as tax pools were applied against taxable income in the quarter, including deductions taken for tax purposes on property, plant and equipment in excess of those taken for accounting purposes.

Liquidity, cash flow and capital resources

Cash flow provided by operations during the three months ended December 31, 2017 was $31.9 million compared to $49.7 million for the same period in 2016. Cash used for investing activities during the three months ended December 31, 2017 was $29.1 million compared to cash outflow of $9.3 million for the same period in 2016. Investing activities in the fourth quarter of 2017 included $17.5 million for capitalized stripping costs, $3.5 million incurred on other capital expenditures for Gibraltar, $5.3 million on construction of the PTF at Florence, $1.8 million on other project costs for the Florence and Aley projects, and $1.0 million for the purchase of copper put options.

Cash used for financing activities during the three months ended December 31, 2017 includes an interest payment on the senior notes of $14.6 million and $4.4 million of payments for capital leases and equipment loans, offset by proceeds of $0.4 million from the exercise of stock options.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

(Cdn$ in thousands,	2017				2016
except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	95,408	78,508	99,994	104,389	94,628	55,964	55,090	58,183
Net earnings (loss)	(7,600)	20,136	5,247	16,479	5,113	(15,610)	(19,384)	(1,515)
Basic EPS	(0.03)	0.09	0.02	0.07	0.02	(0.07)	(0.09)	(0.01)
Adjusted net earnings (loss) *	(1,544)	13,405	14,305	15,254	16,404	(10,423)	(19,758)	(18,083)
Adjusted basic EPS *	(0.01)	0.06	0.06	0.07	0.07	(0.05)	(0.09)	(0.08)
EBITDA *	22,350	48,457	43,805	49,145	32,312	4,064	(7,858)	11,002
Adjusted EBITDA *	28,639	42,356	42,820	47,934	44,477	9,285	(7,642)	(4,492)

(US$ per pound, except where indicated)
Realized copper price *	3.30	3.00	2.61	2.72	2.54	2.15	2.13	2.12
Total operating costs *	2.11	1.18	1.31	1.33	1.48	1.89	2.07	2.11
Copper sales (million pounds)	24.0	22.6	30.5	30.6	30.3	22.4	22.8	22.9

*	Non-GAAP performance measure. See page 31 of this MD&A

Financial results for the last eight quarters include the impact of volatile copper prices and foreign exchange rates that impact realized sale prices, and variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are presented in Note 2.4 of the 2017 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of deferred tax assets.

Other significant areas of estimation include reserve and resource estimation; valuations of mineral properties and investments; ore stock piles and finished inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2017:

•

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes requirements for recognition and measurement of financial instruments, a forward-looking “expected credit loss” impairment model and significant changes to general hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has completed its preliminary assessment and believes that the adoption of IFRS 9 will result in changes to the classification of certain financial assets but will not change the classification of any financial liabilities. The Company plans to adopt IFRS 9 in its financial statements for the annual period beginning January 1, 2018 and continues to evaluate its measurement and disclosure requirements related to the new standard.

•

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The standard contains a single five-step model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time, when control of the goods or services is transferred to the customer; or over time, in a manner that best reflects the entity’s performance. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is currently evaluating the potential impact of applying IFRS 15, primarily analyzing its concentrate sales agreements with customers and its silver stream purchase and sale agreement. The Company plans to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018 and continues to evaluate its measurement and disclosure requirements related to the new standard.

•

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 is effective for annual periods beginning on or after January 1, 2019. A company can choose to apply IFRS 16 before that date but only if it also applies IFRS 15 Revenue from Contracts with Customers. Upon adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases on the Consolidated Balance Sheet at January 1, 2019. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet quantified the impact of this standard on its consolidated financial statements.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

TASEKO MINES LIMITED

Management’s Discussion and Analysis

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the 2017 financial year that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2017, the Company’s internal control over financial reporting is effective based on those criteria.

FINANCIAL INSTRUMENTS

The Company uses a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital allocation and ensure adequate liquidity exists to meet the ongoing cash requirements of the business. In the normal course of business, the Company is inherently exposed to financial risks, including market risk, commodity price risk, interest rate risk, currency risk, liquidity risk and credit risk. The Company manages these risks in accordance with its risk management policies. To mitigate some of these inherent business risks, the Company uses commodity derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are summarized in Note 7 to the consolidated financial statements. The financial risks and the Company’s exposure to these risks, is provided in various tables in Note 25 of the consolidated financial statements. For a discussion on the methods used to value financial instruments, as well as significant assumptions, refer also to Notes 2 and 25 of the consolidated financial statements.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Summary of Financial Instruments	Carrying Amount	Associated Risks
Financial assets
Loans and receivables
Cash and equivalents	80,231	Interest rate Credit

Accounts receivable	21,618	Credit Market

Available-for-sale
Marketable securities	2,444	Market

Investment in subscription receipts	2,400	Market

Reclamation deposits	30,637	Market

Fair value through profit and loss (FVTPL)
Copper put option contracts	330	Credit Market

Financial liabilities
Accounts payable and accrued liabilities	47,382	Currency Interest rate

Senior secured notes	302,085	Currency

Capital leases	23,761	Interest rate

Secured equipment loans	3,372	Currency Interest rate

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program (refer to Note 22 of the consolidated financial statements).

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Compensation for key management personnel (includes all members of the Board of Directors and executive officers) is as follows:

	Year ended December 31,
(Cdn$ in thousands)	2017	2016
Salaries and benefits	5,015	5,050
Post-employment benefits	1,491	1,309
Share-based compensation	6,849	3,602

	13,355	9,961

Other related parties

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the year ended December 31, 2017, the Company incurred total costs of $1,399 (2016: $1,440) in transactions with HDSI. Of these, $593 (2016: $643) related to administrative, legal, exploration and tax services, $526 related to reimbursements of office rent costs (2016: $517), and $280 (2016: $280) related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2017	2016	2017	2016
Cost of sales	77,273	57,235	248,305	262,089
Less:
Depletion and amortization	(14,561)	(9,224)	(47,722)	(52,939)
Net change in inventories of finished goods	(5,392)	(3,679)	302	272
Net change in inventories of ore stockpiles	(8,006)	11,261	(14,266)	16,466
Transportation costs	(4,074)	(5,358)	(19,281)	(16,507)

Site operating costs	45,240	50,235	167,338	209,381
Less by-product credits:
Molybdenum, net of treatment costs	(4,016)	(3,689)	(16,883)	(4,400)
Silver, excluding amortization of deferred revenue	(173)	(1,018)	(810)	(3,988)

Site operating costs, net of by-product credits	41,051	45,528	149,645	200,993
Total copper produced (thousand pounds)	19,094	30,512	105,874	99,938
Total costs per pound produced	2.15	1.49	1.41	2.01
Average exchange rate for the period (CAD/USD)	1.27	1.33	1.30	1.32

Site operating costs, net of by-product credits (US$ per pound)	1.69	1.12	1.09	1.52

Site operating costs, net of by-product credits	41,051	45,528	149,645	200,993
Add off-property costs:
Treatment and refining costs of copper concentrate	6,172	9,454	28,072	27,924
Transportation costs	4,074	5,358	19,281	16,507

Total operating costs	51,297	60,340	196,998	245,424

Total operating costs (C1) (US$ per pound)	2.11	1.48	1.43	1.85

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

•	Unrealized foreign currency gains/losses;

•	Write-down of mine equipment;

•	Write-down of investment;

•	Unrealized gain/loss on copper put options;

•	Loss on settlement of long-term debt;

•	Gain/loss on copper call option; and

•	Non-recurring transactions, including related tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended December 31,		Year ended December 31,
($ in thousands, except per share amounts)	2017	2016	2017	2016
Net income (loss)	(7,600)	5,113	34,262	(31,396)
Unrealized foreign exchange (gain) loss	1,541	8,802	(17,684)	(7,785)
Write-down of mine equipment	—	—	3,551	—
Write-down of investment	3,850	—	3,850	—
Unrealized loss on copper put options	898	477	1,970	1,044
Loss on settlement of long-term debt	—	—	13,102	—
Loss on copper call option	—	2,886	6,305	3,360
Other non-recurring expenses*	—	—	—	5,489
Estimated tax effect of adjustments	(233)	(874)	(3,936)	(2,572)

Adjusted net income (loss)	(1,544)	16,404	41,420	(31,860)

Adjusted EPS	(0.01)	0.07	0.18	(0.14)

*	Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

•	Unrealized foreign exchange gains/losses;

•	Write-down of mine equipment;

•	Write-down of investment;

•	Unrealized gain/loss on copper put options;

•	Gain/loss on copper call option; and

•	Non-recurring transactions.

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended December 31,		Year ended December 31,
($ in thousands)	2017	2016	2017	2016
Net income (loss)	(7,600)	5,113	34,262	(31,396)
Add:
Depletion and amortization	14,561	9,225	47,722	53,024
Share-based compensation expense	1,321	1,382	7,100	3,682
Finance expense	8,692	8,028	46,430	30,007
Finance (income) loss	269	(297)	(935)	(1,084)
Income tax (recovery) expense	5,107	8,861	29,178	(14,713)

EBITDA	22,350	32,312	163,757	39,520
Adjustments:
Unrealized foreign exchange (gain) loss	1,541	8,802	(17,684)	(7,785)
Write-down of mine equipment	—	—	3,551	—
Write-down of investment	3,850	—	3,850	—
Unrealized loss on copper put option	898	477	1,970	1,044
Loss on copper call option	—	2,886	6,305	3,360
Other non-recurring expenses*	—	—	—	5,489

Adjusted EBITDA	28,639	44,477	161,749	41,628

*	Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands)	2017	2016	2017	2016
Earnings from mining operations	18,135	37,393	129,994	1,776
Add:
Depletion and amortization	14,561	9,224	47,722	52,939

Earnings from mining operations before depletion and amortization	32,696	46,617	177,716	54,715

Site operating costs per ton milled

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands, except per ton milled amounts)	2017	2016	2017	2016
Site operating costs (included in cost of sales)	45,240	50,235	167,338	209,381
Tons milled (thousands) (75% basis)	5,887	5,504	22,367	22,115

Site operating costs per ton milled	$7.68	$9.13	$7.48	$9.47